FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC - Confirmation of Change in ADS ratio

AstraZeneca PLC (the "Company") today confirmed that the intended ratio change to its NYSE-listed sponsored Level 2 American Depositary Receipt ("ADR") programme announced on 26 June 2015 has now become effective. With effect from 27 July 2015, the Company's American Depositary Share ("ADS") ratio is two (2) ADSs per one (1) Ordinary Share. The former ratio was one (1) ADS per one (1) Ordinary Share. There are no changes to the underlying Ordinary Shares.

ADS holders at the close of business New York time on the record date, 22 July 2015, received a distribution of one additional ADS for every ADS held. No action was required by ADS holders to effect this change.

Contact details for Citibank, N.A., the Company's ADR depositary, can be found below.

A C N Kemp
Company Secretary

27 July 2015

CONTACT

Citibank Shareholder Services

PO Box 43077 Providence RI 02940-3077 US	Tel (toll free in the US): +1-888-697-8018 Tel (outside the US): +1-781-575-4555

Media Enquiries

Esra Erkal-Paler	+44 20 7604 8030 (UK/Global)
Jacob Lund	+46 8 553 260 20 (Sweden)
Michele Meixell	+ 1 302 885 6351 (US)

Investor Enquiries

UK
Thomas Kudsk Larsen		+44 20 7604 8199	mob: +44 7818 524185
Eugenia Litz	Respiratory, Inflammation and Autoimmunity	+44 20 7604 8233	mob: +44 7884 735627
Nick Stone	Cardiovascular and Metabolic Disease	+44 1763 263 994	mob: +44 7717 618834
Karl Hård	Oncology	+44 20 7604 8123	mob: +44 7789 654364
Craig Marks	Infection, Neuroscience and Gastrointestinal Disease	+44 20 7604 8591	mob: +44 7881 615764
Christer Gruvris		+44 20 7604 8126	mob: +44 7827 836825
US
Dial / Toll-Free		301-398-3251	866-381-7277

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 July 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary